September 12, 2019

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed on May 24, 2019
File No. 000-17948

Ladies and Gentlemen:

Electronic Arts Inc. (“EA”, the “Company”, or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2019 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended March 31, 2019 (File No. 000-17948) originally filed with the Commission on May 24, 2019 (the “Form 10-K”).

In this letter, we have referred to the Staff’s Comment No. 1 through 6 in the Comment Letter in italicized, bold type and have followed it with EA’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.
We note from your response to prior comment 1 that the majority of your digital revenues are from sales of extra content for each fiscal year presented. Please tell us your consideration of providing qualitative and quantitative analysis disclosure of extra content sales. Such analysis should explain the trends and underlying causes for increases across your live services and mobile revenues attributable to those sales of extra content. We refer you to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

We respectfully advise the Staff that we regularly evaluate the disclosures contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our annual reports on Form 10-K and quarterly reports on Form 10-Q and consider Commission Guidance Regarding Management’s Discussion and

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (“Release No. 33-8350”) when preparing such disclosure. The Company advises the Staff that the three categories of digital revenue for which quantitative and qualitative disclosure is currently provided – full-game downloads, live services, and mobile – correlate to the categories used by management to evaluate our digital business, measure its performance, identify trends, formulate financial projections and make strategic decisions.

The Company’s digital transformation is, and has been, a strategic pillar for the Company and a significant trend in the Company’s business. As part of the digital transformation, the Company has identified opportunities to enrich the franchises within our portfolio with engagement and monetization that enhance and extend the gameplay experience. These live services, which include but are not limited to, sales of extra content, have also extended the life of games within the Company’s franchises by engaging players over time. In particular, the Company has experienced significant growth in revenue related to the Ultimate Team mode associated with our sports franchises, substantially all of which is extra content, during the period covered by the Form 10-K. The Company has focused, and expects to continue to focus, on developing and monetizing live services.

While growth in extra content has been critical to the Company’s digital transformation, other sources of engagement and revenue included in live services, such as subscriptions and esports, also significantly serve to enhance players’ gameplay experience and enrich the Company’s franchises. EA management views this portfolio of services as a whole, from the perspective of both engagement and revenue. From the perspective of EA management, the distinction between sales from in-game purchases, downloadable content, subscriptions, esports and other live services is not consequential as interactive entertainment has become more service-based. Further, the Company’s portfolio of services complement and support each other, and, in some circumstances are interrelated to an extent that growth in one type of live service drives engagement and revenue in another type of live service. For example, we believe that players who engage in our esports competitions for FIFA and Madden are more likely to purchase for FIFA Ultimate Team extra content and Madden Ultimate Team extra content, respectively.

In addition, the Company believes that it is meaningful for investors to evaluate live service revenue (inclusive of the underlying extra content revenue) derived from PC/console platforms separately from revenue derived from our mobile platforms because the digital transformation is affecting these platforms differently. With respect to the PC/console platforms, consumers have increasingly been more willing to acquire games and live services digitally instead of physically. With respect to the mobile platform, which, by definition is all digital, substantially all games are offered to consumers via a free-to-play business model with sales of extra content occurring after the consumer has downloaded the base game. The Company discloses these qualitative trends in our MD&A under the heading “Trends in our Business”.

As discussed in our letter to the Staff dated July 31, 2019 (the “July 31 Letter”), other than extra content, no source of revenue within live services or mobile is 10% or greater of total revenue. Accordingly, any material qualitative and quantitative analysis of the Company’s extra content revenue would be addressed by an analysis of live services or mobile revenue. For example, the analysis provided in the MD&A included in the Form 10-K quantifies that revenue from Ultimate Team represented approximately 28% of our total net revenue and provides a qualitative discussion of Ultimate Team; in addition, we indicate that the year-over-year increase in live services revenue was attributable to revenue from Ultimate Team. We advise the Staff that Ultimate Team represents approximately 60% of all extra content revenue for fiscal 2019 and is an even higher percentage of all live services revenue.

For the foregoing reasons, the Company respectfully submits to the Staff that its current quantitative and qualitative analysis of revenue within its MD&A complies with Release No. 33-8350 and the Company believes that analyzing our digital business in this way is meaningful to investors and allows investors to monitor revenue derived from services that enrich the Company’s console and PC games separately from revenue derived from our mobile platform. In order to assist investors’ understanding of the extent to which extra content drives revenue in live services and mobile as well as trends in the Company’s digital business, the Company will clarify our disclosure in future reports on Forms 10-Q and 10-K to specifically reference extra content when revenue related to underlying extra content constitutes such a driver or trend. For example, we will revise the disclosure contained under the heading “Trends in our Business as follows (proposed new language is underlined):

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

For example, extra content sales for the Ultimate Team mode associated with our sports franchises and live services, provided for our Battlefield, Star Wars and Sims franchises, have extended the life of those games by engaging players over longer periods of time.

The Company will continue to evaluate the way in which it analyzes revenue in the MD&A as the Company’s business continues to evolve and provide revenue categories that reflect how management views the business and which are meaningful to investors and an understanding of the Company’s business.

Consolidated Financial Statements

Description of Business and Basis of Presentation

Revenue Recognition, page 53

2.
In order for us to better understand your analysis and response to prior comment 2, please provide a more specific discussion of the underlying nature of your in-game content. In this regard, please tell us if and how content can transfer a benefit to a player beyond the time the content is purchased. In addition, tell us if and how the estimated offering period for the content differs from that of the game.

The Company respectfully advises the Staff that the underlying nature of in-game content provided by the Company varies based on the game with respect to which the in-game content is provided. For example, in-game content for Apex Legends may include items such as new characters or personalization items such as “skins”, while in-game content for an iteration of our FIFA game may include new or special edition players within Ultimate Team. In-game content is designed to enhance the overall gameplay experience for players.

The acquisition of the base game and future purchases of in-game content are separate transactions. Accordingly, the transfer(s) of benefits for each transaction are also generated separately. For example, in the Company’s free-to-play games, such as Apex Legends, players do not pay for the base game, and all monetization is through purchases of in-game content. When a player acquires a base game (either free or paid), that player does not also acquire the rights for (1) all in-game content that the player may purchase in the future to be playable via the internet or (2) updates, on a when-and-if-available basis, of such in-game content. Those rights are acquired when the player purchases in-game content of their choice.

For our online-only in-game content, the Company’s obligation is to ensure that in-game content can be played through the internet via the online hosting service.  Thus, there is an ongoing transfer of benefit to a player beyond the time the in-game content is purchased, as the in-game content can only be played online, and the Company provides the ongoing online hosting service.

With respect to in-game content with both online and offline functionality, in addition to a license to the content available offline, the Company’s obligations include future update rights to the in-game content on a when-and-if-available basis and ensuring the in-game content can be played through the internet via the online hosting service. The Company periodically updates the software code relating to the in-game content after such in-game content has been separately purchased by the player. In addition, the online hosting services for this in-game content may also be provided through a server that is separate from the server that provides the online hosting services for the base game. Therefore, there is a separate transfer of benefit to the player after the in-game content is purchased.

The estimated offering period for future update rights and the online hosting service are the same for in-game content and full game sales. We periodically monitor our estimated offering period using historical player data.

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

3.
We note your response to prior comment 3. Please further explain how you considered the fact that the online hosting allows for multiple player use in determining that you have met the allocation objective. We refer you to ASC 606-10-32-28.

The Company advises the Staff that the use of the term “online hosting” conveys that the online hosting performance obligation consists of providing the player with a hosted connection for online playability. This connection provides the player the ability to access matchmaking and internet-based gameplay against other players along with ancillary features such as in-game messaging, voice chat and leaderboards. These services represent a bundle of services that have the same timing and pattern of transfer to the player and therefore have been grouped together by the Company as the online hosting performance obligation consistent with ASC 606-10-25-15.

The Company publishes a variety of games. Some games are playable online-only and some games have both online and offline functionality. We have concluded that online-only games have one performance obligation as the software license is not distinct from the online hosting service (please see our response to Comment 5 below for further discussion).

The Company generally has three performance obligations with respect to games that have both online and offline functionality: (1) a software license, (2) future updates on a when-and-if-available basis and (3) the online hosting service. These performance obligations are allocated in accordance with the methodology set forth in the July 31 Letter.

In applying the methodology detailed in the July 31 Letter to allocate a value to the online hosting performance obligation, the Company further advises the Staff that we considered ASC 606 BC 100 and BC 101 in determining the allocation, including with respect to the connection that allows for multiplayer gameplay. ASC 606 BC100 discusses whether a good or service is distinct and indicates that whether a “customer can benefit from the goods or services on its own should be based on the characteristics of the goods or services themselves instead of the way in which the customer may use the goods or services.” Further, ASC 606 BC101 states, “The Board observed that it would be difficult, if not impossible, for an entity to know the customer’s intentions in a given contract.” While ASC 606 BC 100 and 101 relate to the determination of whether one obligation is distinct from another obligation, the Company believes these sections are relevant to valuing the online hosting performance obligation (e.g., the connection for multiplayer gameplay) because they assist us in determining the “amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer” per ASC 606-10-32-28.

Players do not engage with the Company’s games and services in a uniform manner. Some players never engage online; some only engage online; and other players engage both online and offline to varying degrees. Given the varied preferences of our players, the Company cannot quantify the value an individual player places on the online hosting performance obligation. Therefore, the Company assessed the value of the online hosting performance obligation, which includes the connection for multiplayer gameplay, based on the nature of online hosting service itself as determined by management and as described in the July 31 Letter. The Company believes its basis for concluding the allocation percentages used for our games with services is reasonable and allocating in this manner meets the allocation objective of ASC 606-10-32-28 for the online hosting service.

4.
Specifically with regards to the performance obligation related to online functionality, please help us understand the different roles and responsibilities that you and your platform partners have with respect to technology, host configurations, maintenance and services. Tell us whether you use your own or third-party servers to host the multiplayer or online game play and describe the interaction of your online functionality with Sony and Microsoft’s platforms. Compare and contrast the different service obligations that you and your platform partners have with respect to the players who purchase your games and how such obligations factored into your determination of the standalone selling price and the transaction price allocation for your game related services.

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

The Company’s platform partners have the primary role and responsibility to their customers to provide an internet-based platform for players to access our games. The Company has the responsibility to our players to ensure the specific game can be played via the internet. While third-party platform partners deliver players a consistent and familiar framework to access games via the internet, the Company is responsible to our players to ensure all of our games are operable as marketed and updated via the internet.

As it relates to Sony and Microsoft’s platforms, a player initially accesses our games through servers managed by Sony and Microsoft. The player is then routed to a server maintained by either the Company or the Company’s cloud-based service providers (“EA Accountable servers”). If either the Sony/Microsoft servers or the EA Accountable servers are not operable, players cannot engage in internet-based gameplay or update their products and services. EA and Microsoft/Sony are responsible for the acquisition, technology, configuration and maintenance of their own respective servers; however, the Company has responsibility to its players for its software and server technology to operate within the platform partner’s predetermined framework for all game publishers.

The Company’s obligations to players for the online hosting service and future update rights are the same vis-a-vis the Company’s platform partners regardless of whether games are delivered on consoles, PCs or mobile devices. In addition, the Company endeavors to provide the same level of service to all players regardless of the platform. With respect to the online functionality of our games, the platform partners provide a platform on which players access games and they do not provide any additional service, features, or functionality to players. Therefore, in determining the standalone selling price and the transaction price allocation for the online hosting service and future update rights performance obligations, we do not differentiate by platform. The standalone selling price and transaction price allocation for the online hosting and future update rights performance obligations only include the obligations for which the Company is responsible to the player as set forth in the July 31 Letter.

5.
Please confirm to us that your full games with online-only functionality, which require an Internet connection to access all gameplay and functionality (“Online-Hosted Service Games”) do not contain a software license. If the arrangement does contain a license, provide us with your analysis of the factors considered in determining that the software and online hosting are not separately identifiable. We refer you to ASC 606-10-25-21.

The Company’s Online-Hosted Service Games contain a license to use software along with the online hosting services. A player cannot derive any benefit from their right to use the software license separately from the online hosting services (i.e., the software license does not contain any offline functionality and therefore is highly interdependent and interrelated with the online hosting services). The Company’s obligation to the player in an Online-Hosted Service Game is to provide an integrated online gameplay experience in which the player receives the online hosting service and future updates rights that can only be accessed through the software license and requires an internet connection. Thus, in order to benefit from any of the gameplay experience, the player requires both the software license and the online hosting service and is required to be online to play.

In evaluating the Company’s Online-Hosted Service Games, the Company assessed whether each promised good or service within the contract was distinct based on the criteria in ASC 606-10-25-18 through 25-22 and concluded that the software license and the online hosting service for Online-Hosted Service Games were not distinct. The Company also referred to ASC 606-10-55-56(b) which states that “A license that the customer can benefit from only in conjunction with a related service (such as an online service provided by the entity that enables, by granting a license, the customer to access content) is not distinct.” The Company determined that while Online-Hosted Service Games do contain a software license, the software subject to that license is not separately identifiable from the online hosting services based on the nature of our Online-Hosted Service Games and the relevant FASB guidance cited above. Thus, the Company accounts for Online-Hosted Service Games as one performance obligation.

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

6.
We note that revenue from subscriptions, such as Origin Access, Origin Access Premier and EA Access, is recognized over the subscription term. We further note that subscriptions are offered for a recurring monthly or annual fee. Please tell us whether these arrangements contain a license and, if so, how you determined that revenue for arrangements that extend beyond one month should be recognized over time.

Origin Access, Origin Access Premier and EA Access (collectively “EA’s Subscriptions”) provide subscribers with a license to current games included within the subscription, future games and content to be added to the subscription, discounts and other member benefits during the subscription term.  The Company believes these subscription offerings represent a single stand-ready obligation that is recognized ratably over the subscription period.

EA’s Subscriptions are advertised and marketed as providing subscribers, or members, with benefits that are available online. Games available to members during the subscription term may be online only or may be playable both online and offline.  Access to all games in the subscription, discounts and other member benefits cease upon expiration of the subscription term.  In addition, for both monthly and annual subscriptions, a member cannot benefit from downloaded content beyond one month without the online hosting service (i.e., if a member does not connect to an EA Accountable server once every thirty days via the internet then the member is “timed out” and is no longer be able to play any games offline).

Because certain games accessible within an EA Subscription can be played offline, the Company considered ASC 606 paragraphs 606-10-25-19 through 25-22 in assessing whether the offline playability is separately identifiable from the rest of the online subscription offerings.  We noted that Basis of Conclusions 33(b) states: “…Therefore, utility also is relevant in evaluating whether two or more promises in a contract are separately identifiable because even if two or more goods or services are capable of being distinct because the customer can derive some economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services.”  The intended benefit of an EA Subscription is an integrated service in which the ability to access current games within the subscription, future games added to the subscription as well as content online and related updates, online hosting and other member benefits works together with the limited offline playability of certain games.

Based on ASC 606-10-25-27 and the above analysis, we determined the recognition period for our arrangements with terms that extend beyond one month should be recognized ratably over the stated subscription term as continued online access is required to obtain the benefits of the subscription. In future periodic reports on Forms 10-Q and 10-K, we will clarify our disclosures to specifically reference that our subscriptions offerings represent one performance obligation.

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209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at P: (650) 628-7768 or F: 650-628-1398.

Sincerely,

ELECTRONIC ARTS INC.

By:	/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

Cc:	Andrew Wilson (Electronic Arts Inc.)
Blake Jorgensen (Electronic Arts Inc.)
Jacob Schatz (Electronic Arts Inc.)
Lisa Munro (KPMG LLP)

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com